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Michael Kaplan

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 701 5111 fax michael.kaplan@davispolk.com

August 22, 2012

Re:	Warner Chilcott plc Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 24, 2012 File No. 000-53772

Joel N. Parker, Accounting Branch Chief
Dana Hartz, Staff Accountant
Mary Mast, Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Parker:

Warner Chilcott plc (the “Company”) has received the Staff’s comments contained in a letter to the Company dated August 8, 2012. Set forth below are the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments are set forth in italics before the Company’s responses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Net Sales, page 58

Staff Comment:

1.
You state on page 58 “When comparing reported product sales between periods, it is important to consider whether estimated pipeline inventories increased or decreased during each period.” Please provide us with proposed disclosure to be included in future periodic reports that clarifies the effect that changes in pipeline inventory has had on your revenue and results of operations. Please tell us how you considered the guidance in Staff Accounting Bulletin Topic 13(A)(4)(b) in recording revenue. In addition, your disclosure on page 65 indicates that your net sales have decreased 8% overall for the year ended December 31, 2011 compared to December 31, 2010, with Actonel sales decreasing 25%. Inventory has not changed significantly. Please tell us how much of the inventory relates to Actonel for each period presented. Your disclosure on pages 9 and 10 indicate that you are no longer promoting Actonel in certain territories. Please tell us if you have recorded any write-downs relating to Actonel inventory, particularly inventory in the territories for which patent exclusivity has expired and why you believe the reserve for inventory obsolescence is adequate.

Joel N. Parker, Accounting Branch Chief	2	August 22, 2012

Response:

As background, the Company’s discussion in this section of Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”) strives to ensure that the reader of its financial statements understands that product units sold to its direct customers (wholesale distributors and certain retailers) for each period presented may not always be consistent with actual market demand for its products by end-users (patients), which is measured by estimates of prescriptions filled.  Please note that within the discussion of “Operating Results for the years ended December 31, 2011 and 2010,” the Company discussed the impact on product revenue from changes in pipeline inventories when the impact was meaningful to the period over period comparison.

The Company proposes to update its MD&A disclosure in future filings by modifying the disclosure set forth on page 58 of its Annual Report on Form 10-K for the year ended December 31, 2011 (“2011 10-K”) as follows (updates are shown by marked text):

“When our unit sales to our direct customers in any period exceed market demand for our products by end-users (as measured by estimates of filled prescriptions or its equivalent in units), our sales in excess of demand must be absorbed before our direct customers begin to order again, thus potentially reducing our expected future unit sales. Conversely, when market demand by end-users of our products exceeds unit sales to our direct customers in any period, our expected future unit sales to our direct customers may increase.  We refer to the estimated amount of inventory held by our direct customers and pharmacies and other organizations that purchase our product from our direct customers, which is generally measured by the estimated number of days of end-user demand on hand, as “pipeline inventory.” Pipeline inventories expand and contract in the normal course of business.  As a result, our unit sales to our direct customers in any period may exceed or be less than actual market demand for our products by end-users (as measured by estimates of filled prescriptions).  When comparing reported product sales between periods, it is important to not only consider market demand by end-users, but also consider whether estimated pipeline inventories increased or decreased during each period.”

The Company has considered the guidance in Staff Accounting Bulletin Topic 13(A)(4)(b) in recording its revenue. Specifically related to pipeline inventory, and as described on page 88 under “Critical Accounting Policies and Estimates: Revenue Recognition,” the Company closely monitors movements in pipeline inventories based on information received from wholesale customers (which represent the Company’s largest direct customers), filled prescription data and other available trade information.  By using the information provided regularly by its wholesale customers and monitoring their buying patterns on a product level basis, along with other available data, the Company is able to assess the impact of changes in pipeline inventories on its sales-related reserves for each period. On a regular basis the Company also uses data from wholesale customers in an attempt to ensure that their buying patterns do not meaningfully exceed actual demand for its products or result in excess levels of inventory in the distribution channel.

The inventories that relate to Actonel were $14.9 million and $15.3 million as of December 31, 2011 and 2010, respectively.  During the periods ended December 31, 2011 and 2010 the Company’s inventory write-downs related to Actonel products were immaterial (approximately $3 million included in cost of sales in both periods) and primarily related to inventory in the U.S. The revenue declines seen in Actonel were predictable based on the patent expiry dates in each jurisdiction outside the U.S. where the Company lost exclusivity and were appropriately planned for by the Company and its supply chain.  In addition, the Company’s Actonel product inventory has expiry dating in excess of 3 years.  As an example, the Company’s cost of sales related to Actonel was approximately $18 million for the six months ended June 30, 2012, which indicates that all inventories on hand as of December 31, 2011 were sold (using the first-in first-out inventory method). The Company performs a detailed inventory turnover calculation by product and by country for each reporting period in order to identify

Joel N. Parker, Accounting Branch Chief	3	August 22, 2012

potentially obsolete inventory.  The Company disclosed its process for identifying potential obsolete inventory in its “Critical Accounting Policies and Estimates: Inventory and Inventory Reserves” section on page 88 of its 2011 10-K.  The Company believes its reserve for inventory obsolescence is adequate as of each balance sheet date.

Consolidated Financial Statements
Note 2.  Summary of Significant Accounting Policies
Revenue Recognition, page F-9

Staff Comment:

2.
Although you disclose the aspects of health care reform legislation that affect the company, you do not quantify its impact on your financial statements other than the amount of the branded prescription drug fee you recorded in your statement of earnings in 2011.  You disclose that you do not believe that the impact of increased Medicaid rebates will be material to your net sales.  If the impact will be material to your income before income taxes, please provide us with proposed revised disclosure to be included in Management’s Discussion and Analysis in future periodic reports indicating the amount of the reduction to revenues for the increased Medicaid rebate in 2011 and 2010 and for additional rebate associated with the Medicare Part D “donut hole” in 2011.   Finally, if you believe that the expected effects of health care reform legislation in 2012 and beyond will be materially different than the 2011 trends, include the expected effects in the proposed revised disclosure.

Response:

In addition to the description on page F-9 of the Company’s 2011 10-K, the Company detailed the amount of its sales-related deductions by significant category in the table on page 88 under “Critical Accounting Policies and Estimates: Revenue Recognition.” The Company believes that by disclosing the “Current provision related to sales” a reader can better understand the most significant components of the categories that affect reported net sales.  The current provisions related to sales due to the increased Medicaid rebates and Medicare Part D, or “donut hole,” totaled approximately $77 million and $26 million for the years ended December 31, 2011 and 2010, respectively, and were included in the column “Other Government Rebates” on page 88.  These amounts represented 8.1% and 2.5%, respectively, of the total sales-related provisions for 2011 and 2010 and 2.9% and 0.9%, respectively, as a percentage of total product gross sales for 2011 and 2010.  No other component of the health care reform legislation was material to the Company’s income before income taxes in the 2011 and 2010 periods.

The Company proposes to revise its future periodic filings to include a sentence stating:  “Included in ‘Other Government Rebates’ are the current provisions related to sales due to the increased Medicaid rebates and Medicare Part D, or ‘donut hole’ rebates, which totaled approximately $77 million and $26 million for the years ended December 31, 2011 and 2010, respectively.”

Looking to 2012 and beyond, the Company does not currently believe that the expected effects of U.S. healthcare reform legislation will be materially different to the 2011 trends experienced by the Company.  However, the Company continually reviews such matters and agrees to update its disclosure should its assessment change based on developments in governmental regulation or other factors.

*    *    *

Joel N. Parker, Accounting Branch Chief	4	August 22, 2012

Please note that all fax correspondence should be sent to me at fax number (212) 701-5111.  If you have any questions or comments about the Company’s responses, please do not hesitate to contact me at (212) 450-4111.

In connection with this response, attached is a written statement from the Company containing the acknowledgments requested by the Staff.

Sincerely,

/s/ Michael Kaplan

Michael Kaplan

cc:	Paul Herendeen Izumi Hara Ryan Sullivan

VIA EDGAR

August 22, 2012

Re:	Warner Chilcott plc Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 24, 2012 File No. 000-53772

Joel N. Parker, Accounting Branch Chief
Dana Hartz, Staff Accountant
Mary Mast, Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Parker:

Warner Chilcott plc (the “Company”) has received the Staff’s comments contained in a letter to the Company dated August 8, 2012, regarding the above listed filing (the “filing”).  Together with this letter our counsel has submitted a letter to the Staff setting forth the Company’s responses to the Staff’s comments.  In connection with our responses to the Staff’s comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Izumi Hara

Izumi Hara
Senior Vice President, General
Counsel and Secretary